11300 US Highway 1, Suite 207
North Palm Beach, FL 33408
Phone: (561) 799-5053
Fax: (561) 799-5039

April 23, 2008
VIA FACSIMILE & FILED ON EDGAR

Ms. Susann Reilly
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Telephone (202) 551-3236
Facsimile (202) 772-9206

RE:	Attitude Drinks Incorporated Form S-1/A filed April 11, 2008 File No. 333-148038

Dear Ms: Reilly:

Attitude Drinks Incorporated, a Delaware corporation, hereby requests acceleration of the effective date of its registration statement on Form S-1 pursuant to Rule 461. Please allow the registration statement to become effective at 12:30 p.m. on Wednesday, April 23, 2008 or as soon thereafter as practical.

In connection with this request, Attitude Drinks Incorporated hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you in advance for your prompt attention to this matter.

Sincerely yours, Attitude Drinks Incorporated /s/ Roy G. Warren Roy G. Warren, President